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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)

UNITEDGLOBALCOM, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

913247 50 8
(CUSIP Numbers)

Elizabeth M. Markowski
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 7, 2004
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913247 50 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Media Corporation 84-1288730

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 9,808,201 shares(1)
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 0 shares
REPORTING
PERSON		9	SOLE DISPOSITIVE POWER 9,808,201 shares(1)

		10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,201 shares(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%(2)

14	TYPE OF REPORTING PERSON CO

(1)
Includes 8,366,252 shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person.

(2)
According to the Quarterly Report on Form 10-Q for the quarter ending March 31, 2004, as filed by the Issuer on May 10, 2004, at May 3, 2004 the Issuer had 387,969,116 shares of Class A Common Stock, 10,493,461 shares of Class B Common Stock and 385,828,203 shares of Class C Common Stock outstanding. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the election of the holder without consideration. Each share of the Issuer's Class C Common Stock is convertible into one share of the Issuer's Class B Common Stock or Class A Common Stock at the election of the holder without consideration. The indicated percentage has been calculated assuming that all outstanding shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person have been converted into an equal number of shares of the Issuer's Class A Common Stock.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 6 to

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

UNITEDGLOBALCOM, INC.

        This amended statement on Schedule 13D/A (this "Amendment") amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), with the Securities and Exchange Commission (the "Commission") on February 26, 2002 (the "Original Statement"), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Person with the Commission on February 28, 2003 ("Amendment No. 1"), Amendment No. 2 on Schedule 13D/A filed by the Reporting Person with the Commission on August 21, 2003 ("Amendment No. 2"), Amendment No. 3 on Schedule 13D/A filed by the Reporting Person with the Commission on November 13, 2003 ("Amendment No. 3"), Amendment No. 4 on Schedule 13D/A filed by the Reporting Person with the Commission on January 9, 2004 ("Amendment No. 4") and Amendment No. 5 on Schedule 13D/A filed by the Reporting Person with the Commission on February 27, 2004 ("Amendment No. 5"), and relates to the shares (the "Shares") of Class A Common Stock, par value $0.01 per share (the "United Class A Common Stock"), of UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer" or "United"). The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 are collectively referred to as the "Statement." Items 2, 4 and 5 of the Statement are hereby amended as set forth below. Capitalized terms not defined herein have the meanings given to such terms in the Statement.

Item 2. Identity and Background

        Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

        The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

        The Reporting Person is a holding company that, through its ownership of interests in subsidiaries and other entities, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) satellite communications, and (iv) investments in wireless domestic telephony and other technology ventures.

        Schedule 1 attached to this Amendment contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

        To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.

        During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

        Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

        On May 21, 2004, the Reporting Person consummated an internal restructuring (the "Restructuring") pursuant to which, among other things, (i) the Reporting Person contributed as a capital contribution to its wholly-owned subsidiary, Liberty Media International, Inc. ("LMI"), (a) all of the outstanding capital stock of subsidiaries of the Reporting Person that held, directly or indirectly, an aggregate of 5,794,108 shares of United Class A Common Stock, 10,493,461 shares of United Class B Common Stock and 17,413,107 shares of United Class C Common Stock, and (b) 23,621,211 shares of United Class A Common Stock and 360,048,844 shares of United Class C Common Stock; and (ii) the Reporting Person and LMI executed an Assignment and Assumption Agreement pursuant to which the Reporting Person assigned to LMI all of its rights and obligations arising out of certain agreements with the Issuer that relate to the Reporting Person's ownership of securities of the Issuer. On June 7, 2004, the Reporting Person effected a pro rata distribution of all of the outstanding shares of LMI to the Reporting Person's stockholders (the "Spin-Off").

        As a result of the foregoing, the Reporting Person beneficially owns less than 5% of the outstanding Shares and no longer controls the Issuer.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

        (a)   The Reporting Person presently beneficially owns 9,808,201 shares of United Class A Common Stock, which includes 8,366,252 shares of United Class A Common Stock issuable upon conversion of shares of United Class C Common Stock beneficially owned by the Reporting Person. According to the Quarterly Report on Form 10-Q for the quarter ending March 31, 2004, as filed by the Issuer on May 10, 2004, at May 3, 2004 the Issuer had 387,969,116 shares of United Class A Common Stock, 10,493,461 shares of United Class B Common Stock and 385,828,203 shares of United Class C Common Stock outstanding. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the election of the holder without consideration. Each share of the Issuer's Class C Common Stock is convertible into one share of the Issuer's Class B Common Stock or Class A Common Stock at the election of the holder without consideration. Each share of United Class A Common Stock has one vote per share, each share of United Class B Common Stock has ten votes per share and each share of United Class C Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 2.47% of the outstanding United Class A Common Stock and approximately 2% of the Issuer's outstanding voting power. The indicated percentages assume that solely for purposes of calculating the percentage of outstanding United Class A Common Stock, all of the United Class C Common Stock beneficially owned by the Reporting Person has been converted to an equal number of shares of United Class A Common Stock.

        Except as described on Schedule 2, which is incorporated herein, to the knowledge of the Reporting Person none of the Schedule 1 Persons beneficially owns any shares of United Class A Common Stock.

        (b)   The Reporting Person has sole voting and dispositive power with respect to 9,808,201 shares of United Class A Common Stock, which includes 8,366,252 shares of United Class A Common Stock issuable upon conversion of shares of United Class C Common Stock beneficially owned by the Reporting Person.

        (c)   Except as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in shares of the Issuer during the past 60 days.

        (d)   None.

        (e)   On June 7, 2004, as a result of the Restructuring and Spin-Off, the Reporting Person ceased to be the beneficial owner of more than five percent of United's Class A Common Stock.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2004

LIBERTY MEDIA CORPORATION
By:	/s/ ELIZABETH M. MARKOWSKI Elizabeth M. Markowski Senior Vice President

Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

        The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty Media; President, Chief Executive Officer, Chairman of the Board and Director of Liberty Media International, Inc.
Robert R. Bennett	President, Chief Executive Officer and Director of Liberty Media
Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty Media; President of Fisher Capital Partners, Ltd.
Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty Media; Managing Director of Allen & Company Incorporated
Gary S. Howard	Director of Liberty Media
David E. Rapley	Director of Liberty Media
M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty Media; Executive Director and a Board Member of the Anschutz Foundation
Larry E. Romrell	Director of Liberty Media
David J.A. Flowers	Senior Vice President and Treasurer of Liberty Media
Albert E. Rosenthaler	Senior Vice President of Liberty Media
Christopher W. Shean	Senior Vice President and Controller of Liberty Media
Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty Media

Schedule 2 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 2

        The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name	Shares and Options to Purchase Shares Beneficially Owned
Robert R. Bennett	190,688 shares of United Class A Common Stock, which includes beneficial ownership of 62,502 shares of United Class A Common Stock, which may be acquired within 60 days after June 7, 2004, pursuant to stock options.
Paul A. Gould
164,314 shares of United Class A Common Stock, which includes beneficial ownership of 14,584 shares of United Class A Common Stock, which may be acquired within 60 days after June 7, 2004, pursuant to stock options.
Gary S. Howard	62,502 shares of United Class A Common Stock, which may be acquired within 60 days after June 7, 2004, pursuant to stock options.
John C. Malone	183,543 shares of United Class A Common Stock, which may be acquired within 60 days after June 7, 2004, pursuant to stock options.

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  Item 2. Identity and Background
  Item 4. Purpose of the Transaction
  Item 5. Interest in Securities of the Issuer
SIGNATURE
SCHEDULE 1 DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION
SCHEDULE 2